Fiore Exploration Acquires New Project in the El Peñon Area

November 14, 2016	TSXV–F

Vancouver, British Columbia – FIORE EXPLORATION LTD.  (TSXV–F.V) (“Fiore” or the “Company”) is pleased to announce that it has signed a Letter of Intent with Sociedad Quimica Y Minera de Chile SA (“SQM”) to acquire a 100% interest in the Cerro Tostado exploration project in Chile, located just south of the main zone of Yamana Gold’s flagship El Peñon Mine. As part of the transaction, Fiore will also acquire two new concession blocks near Fiore’s existing Pampas El Peñon project. A map showing the location of the concessions can be found at (see Figure 1).

Tim Warman, Fiore’s CEO stated, “With drilling underway at our Pampas El Peñon project, it’s a perfect time to begin adding to our project portfolio in Chile. Like Pampas El Peñon, Cerro Tostado is a project with encouraging geology, located within sight of a major operating gold mine. The project is at a bit earlier stage than Pampas El Peñon, so we’ll begin with mapping, sampling and geophysical surveys in order to define drill targets. However, we’re very encouraged by some of the preliminary drill results obtained by SQM indicating the potential for a high-grade epithermal veins system similar to that at Yamana’s nearby El Peñon and Mina Florida mines.”

Cerro Tostado

The Tostado project consists of five concessions totalling approximately 1,500 ha located in Region II some 125 km southeast of Antofagasta. The project is approximately 12 km southwest and 8 km east-southeast of Yamana’s El Peñon and Fortuna mines respectively (see Figure 2), and along strike from the principal veins reported at the Fortuna mine. A large hill, Cerro Largato, forms a north-south elongated outcrop of argillic altered and brecciated rhyolite that intrudes and is in fault contact with porphyritic andesitic units and dacitic to rhyodacitic units towards the east and southeast. These outcropping units are surrounded by gravel and caliche covered areas. Alteration is most intense along the breccia bodies that are spatially related with the dominant N-S and NW-SE structural trends. Associated with the argillic alteration and structural trends are variable intensities of hematite-jarosite bearing veinlets.

Previous work by SQM has included geological mapping and sampling, trenching, and approximately 1,937 m of reverse-circulation drilling in 17 holes. The results have confirmed the presence of structurally control silver-dominated mineralization, with highly anomalous levels of silver, arsenic and antimony and anomalous levels of lead and zinc.

Pampas El Peñon South Concessions

The Pampas El Peñon south concessions cover an area of approximately 400 Ha and are located approximately 3 km south of, and directly on strike with Yamana’s Pampas Augusta Victoria mine. The concessions area also approximately 1 km southeast of Fiore’s El Peñon West concession block (see Figure 3). Fiore’s land position now surrounds the Pampas Augusta Victoria mine on three sides. Very little work has been conducted in this area, but limited regional rock sampling has found elevated arsenic values. Fiore plans to carry out a detailed mapping and sampling program over these new concessions.

Deal Terms

Fiore can earn a 100% interest in the Cerro Tostado and Pampas El Peñon South concessions by:

•

Spending a total of US$2,247,700 in exploration expenditures over a five-year period, including a US$400,900 exploration commitment in the first year

•

Making total cash payments to SQM of US$1,259,700 over a five-year period, including US$19,000 in the first year

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Issuing 500,000 common shares of Fiore Exploration to SQM on signing of a definitive agreement

•

Granting SQM a sliding-scale royalty on precious metal production, which at current gold prices would be 2.5%, with a maximum royalty of 5.0% when gold prices exceed US$2,000 per ounce

A definitive agreement between Fiore and SQM is expected by the end of the year.

Vern Arseneau, P. Geo., Fiore’s VP Exploration, is the Qualified Person who supervised the preparation of the technical data in this news release.

About Fiore Exploration

Fiore Exploration is a Latin America focused gold explorer, whose Pampas El Peñon and Cerro Tostado gold and silver projects in Chile cover land in the same geological environment as Yamana's flagship El Peñon mine.

On behalf of FIORE EXPLORATION LTD.

"Tim Warman"

Chief Executive Officer

Contact Us:

info@fioreexploration.com

1(416) 639-1426 Ext. 1

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